Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(thousands)

	Year ended December 31,					Nine months ended September 30,

	1998	1999	2000	2001	2002	2002	2003

Earnings:
Pretax income from continuing operations	350,284	356,172	504,890	504,342	307,161	278,952	177,803
Fixed charges	90,604	87,225	81,834	90,565	108,876	80,255	81,705
Amortization of capitalized interest	8,792	20,543	20,268	17,164	24,401	11,794	21,345
Capitalized interest	(24,617)	(27,578)	(56,501)	(76,240)	(52,406)	(44,505)	(14,033)

Earnings adjusted for fixed charges	425,063	436,362	550,491	535,831	388,032	326,496	266,820

Fixed charges:
Interest expensed and capitalized, including amortization of capitalized expenses related to indebtedness	90,256	86,841	81,360	89,290	107,458	79,256	80,401
Amortized discounts related to indebtedness	—	—	—	—	—	—	—
Portion of rent expense representative of interest (1)	348	384	474	1,275	1,418	999	1,304

Total fixed charges	90,604	87,225	81,834	90,565	108,876	80,255	81,705

Ratio of earnings to fixed charges	4.7	5.0	6.7	5.9	3.6	4.1	3.3

(1)	One third of rent expense is deemed to be representative of interest.